As filed with the Securities and Exchange Commission on September 19, 2002

PE
9-1-02

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2002

TELE2 AB

(Translation of registrant's name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

.TELE2.

PRESS RELEASE
Thursday, September 19th, 2002

Tele2 AB's UMTS joint venture in Sweden is fully-funded on signing SEK 11 billion credit facility

New York and Stockholm – Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that its joint venture with Telia AB, Svenska UMTS-nät AB, is fully funded.

Svenska UMTS-nät AB has today signed a SEK 11 billion term loan and revolving credit facility This facility will provide Svenska UMTS-nät AB with a fully-funded business plan to build out the third generation UMTS network in Sweden.

Svenska UMTS-nät AB is a 50-50 joint venture between Tele 2 and Telia Mobile. The company will build and operate a network for the next generation of mobile telephony, UMTS (Universal Mobile Telecommunications System).

Tele 2 had originally been awarded the licence to build the 3G network in Sweden and in March 2001 the two shareholders signed a co-operation agreement which has since been approved by the competition authorities and the regulator. The co-operation covers only the establishment and sharing of the network (through Svenska UMTS-nät AB) and both Tele2 and Telia Mobile will continue to offer mobile services in Sweden independently. In June 2001 Ericsson was selected as the system provider.

This banking facility was arranged by Nordea and Svenska Handelsbanken and in the syndicate were Swedbank, ABN Amro, Credit Agricole indosuez, Skandinaviska Enskilda Banken.

Lars-Johan Jarnheimer, President and CEO of Tele2 AB stated:

"The build-out of the UMTS network is proceeding on schedule and at this point it was necessary to put this banking facility in place to fully fund the programme. Our joint venture agreement has more than halved the cost of UMTS build out for Tele2 and the prospects for our 3G services are good. We will have a UMTS network operational in Sweden and MVNOs in place in Norway and Denmark and a licence in Finland, which will enable us to provide a pan-Nordic UMTS network for our customers."

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 16.2 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and IntelliNet and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS:

Tele2 AB
Lars-Johan Jarnheimer — Telephone: + 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler
CFO, Tele2 AB — Telephone: +46 8 562 640 00

Andrew Best, Investor Relations, London — Telephone: +44 7321 5022

Visit our web site at www.tele2.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele2 AB

By: ____________________

Name: Håkan Zadler
Title: CFO

Date: September 19, 2002